UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-37151 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Goal Securities, In

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35-900 Bob Hope Drive, Suite 202
(No. and Street)

Rancho Mirage (City) California (State) 92270 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryan Kocen (760 324-4015
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | CA | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Bryan S. Kocen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Goal Securities, Inc., as of February 6, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bryan S. Kocen
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.***

LAURA R. MEYER
Commission # 2078753
Notary Public - California
Riverside County
My Comm. Expires Aug 19, 2018

State of California
County of Riverside

Subscribed and sworn to (or affirmed) before me on this 9 day of February, 2017 by Bryan S. Kocen proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public Laura R. Meyer

Financial Goal Securities, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2016

# CONTENTS



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

# Report of Independent Registered Public Accounting Firm

Board of Directors
Financial Goal Securities, Inc

We have audited the accompanying statement of financial condition of Financial Goal Securities, Inc as of December 31, 2016, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Financial Goal Securities, Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Goal Securities, Inc as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Financial Goal Securities, Inc's financial statements. The supplemental information is the responsibility of Financial Goal Securities, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 6, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE℠

**FINANCIAL GOAL SECURITIES, INC.**
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

| | |
|---|---:|
| Cash in bank | $ 12,003 |
| Concessions receivable | 7,000 |
| Advances to shareholders | 41,011 |
| Prepaid fidelity bond | 291 |
| Deposit - CRD | 1,248 |
| Total assets | $ 61,553 |

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

| | | |
|---|---:|---:|
| Accounts Payable | | $ 798 |
| Commissions payable | | 1,350 |
| Income taxes payable | | 405 |
| Total liabilities | | 2,553 |
| Commitments | | - |

Stockholders' equity:

| | | |
|---|---:|---:|
| Common stock, no par value per share; authorized 100,000 shares; issued and outstanding 10,000 shares | $ 10,000 | |
| Additional paid-in capital | 22,833 | |
| Retained earnings | 26,167 | |
| Total stockholders' equity | | 59,000 |
| Total liabilities and stockholders' equity | | $ 61,553 |

The accompanying notes are an integral part of these financial statements.

# FINANCIAL GOAL SECURITIES, INC.
## STATEMENT OF OPERATIONS

### YEAR ENDED DECEMBER 31, 2016

| | | |
|---|---:|---:|
| **Revenues:** | | |
| Concessions - DPP | | $ 519,800 |
| Due diligence fees | | 61,165 |
| Marketing allowance | | 3,875 |
| Interest | | 542 |
| Total revenues | | 585,382 |
| **Operating expenses:** | | |
| Salaries and commissions | $ 553,141 | |
| Professional fees | 24,777 | |
| Payroll taxes | 12,536 | |
| Regulatory assessments | 7,628 | |
| SIPC assessments | 4,505 | |
| Overhead reimbursement | 28,980 | |
| Other | 2,744 | |
| Total expenses | | 634,311 |
| Loss before income taxes | | ( 48,929) |
| Income taxes | | 1,205 |
| Net Loss | | $( 50,134) |

The accompanying notes are an integral part of these financial statements.

**FINANCIAL GOAL SECURITIES, INC.**
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2016

|  | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at beginning of year | $ 10,000 | $ 22,833 | $ 76,301 | $109,134 |
| Dividend Paid | - | - | - | - |
| Net loss for the year ended December 31, 2016 | - | - | ( 50,134) | ( 50,134) |
| Balance at end of year | $ 10,000 | $ 22,833 | $ 26,167 | $ 59,000 |

The accompanying notes are an integral part of this financial statement.

**FINANCIAL GOAL SECURITIES, INC.**
STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH

YEAR ENDED DECEMBER 31, 2016

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | | $ ( 50,134) |
| Adjustments to reconcile net loss to | | |
| net cash provided by operating activities: | | |
| Decrease in concessions receivable | $ 80,982 | |
| Decrease in prepaid expenses | 452 | |
| Increase in accounts payable | 68 | |
| Decrease in commissions payable | ( 26,550) | |
| Decrease in income taxes payable | ( 2,368) | |
| Total adjustments | | 52,584 |
| Net cash flows provided by operating activities | | 2,450 |
| Cash flows from investing activities: | | |
| Increase in shareholder advances | ( 9,165) | |
| Net cash flows used for investing activities | | ( 9,165) |
| Cash flows from financing activities | | - |
| Net decrease in cash | | ( 6,715) |
| Cash at beginning of year | | 18,718 |
| Cash at end of year | | $ 12,003 |

<u>SUPPLEMENTAL CASH INFORMATION</u>

| | |
|---|---|
| Cash payments for: | |
| Income taxes | $ 3,573 |
| Interest expense | $ - |

The accompanying notes are an integral part of these financial statements.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its main office in Rancho Mirage, California, with a branch office in San Diego, California. The Company is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3 as well as the disclosure of information relating to possession and control requirements pursuant to Rule 15c3-3. The Company's business consists of private placements of equity securities, debt securities, mortgage debt, secured notes, lease participations, and deeds of trust.

### Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

### SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

### Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

## (2) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

|  | Federal | California | Total |
|---|---|---|---|
| Current | $ 405 | $ 800 | $ 1,205 |
| Deferred - | - | - | |
| Total | $ 405 | $ 800 | $ 1,205 |

## (2) PROVISION FOR INCOME TAXES, Continued

Deferred taxes are accounted for according to current standards which use an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of such timing differences. Timing differences include the use of the cash basis for tax purposes and accrual basis for accounting purposes and the recognition of net operating loss carry-forwards. There were no material deferred tax items as of December 31, 2016. The Company's Federal and California tax returns are subject to examination for three and four years, respectively, subsequent to their being filed.

## (3) RELATED PARTY TRANSACTIONS

The Company has entered into an expense-sharing agreement with a related corporation, whereby the Company secures necessary office space, support staff, equipment, telephone and utilities from the affiliated corporation for a monthly payment of $2,415. This agreement is for one year beginning August 1, 2016, and may be renewed annually.

The Company also pays commissions to two independent contractors, for services performed, who are the parents of one of the two shareholders of the Corporation. Amounts included in expenses in the current year applicable to such related parties amounted to $51,280.

## (4) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance. No transactions or events were found that were material enough to require recognition in the financial statements.

## (5) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2016, the net capital was $10,800 which exceeded the required minimum capital by $5,800. The aggregate indebtedness to net capital ratio was 0.24 to 1.

**FINANCIAL GOAL SECURITIES, INC.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
DECEMBER 31, 2016

**Computation of net capital**

| | | |
|---|---|---|
| Common stock | $ 10,000 | |
| Additional paid-in capital | 22,833 | |
| Retained earnings | 26,167 | |
| **Total stockholders' equity** | | $ 59,000 |
| Less: Non-allowable assets | | |
| Prepaid expense | ( 291) | |
| Advances to shareholders | (41,011) | |
| Deposits | ( 1,248) | |
| Receivables, non-allowable portion | ( 5,650) | |
| **Total non-allowable assets** | | (48,200) |
| **Net Capital** | | 10,800 |

**Computation of net capital requirements**
Minimum net capital requirement

| | | |
|---|---|---|
| 6 2/3 percent of net aggregate indebtedness | $ 170 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | (5,000) |
| **Excess net capital** | | $ 5,800 |
| Aggregate indebtedness | | $ 2,553 |

Ratio of aggregate indebtedness to net capital 0.24 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

Financial Goal Securities, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2016



# BREARD & ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS

### Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Financial Goal Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Financial Goal Securities, Inc. claimed an exemption from 17 C.F.R.§ 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Financial Goal Securities, Inc. stated that Financial Goal Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Financial Goal Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Goal Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 6, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE    -10-                    *WE FOCUS & CARE*





FGS
Financial Goal Securities, Inc.

**Bryan S. Kocen**
*President*
*Registered Principal*

**Gail Gordon Kocen**
*Executive Vice President*
*Registered Principal*

# Assertions Regarding Exemption Provisions

We, as members of management of Financial Goal Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception for the year ended December 31, 2016.

Financial Goal Securities, Inc.

By:

Bryan S. Kocen
Bryan Kocen - President

February 6, 2017
(Date)

*Enhancing the diversification of your investment portfolio*
35-900 Bob Hope Drive, Suite 202, Rancho Mirage, CA 92270
Phone (760) 324-4015 • Fax (760) 324-4301 • bryan@kfginc.com • gail@kfginc.com

**FINANCIAL GOAL SECURITIES, INC.**
**Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3**
**As of December 31, 2016**

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

**Financial Goal Securities, Inc.**
**Report on the SIPC Annual Assessment**
**Pursuant to Rule 17a-5(e)4**
**For the Year Ended December 31, 2016**

## BREARD & ASSOCIATES, INC.
### CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Financial Goal Securities, Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Financial Goal Securities, Inc and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Financial Goal Securities, Inc (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Financial Goal Securities, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES   CHICAGO   NEW YORK   OAKLAND   SEATTLE                    *WE FOCUS & CARE*

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 6, 2017

**FINANCIAL GOAL SECURITIES, INC.**
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2016

|  | Amount |
|---|---|
| **Total assessment** | $ 1,462 |
| SIPC-6 general assessment<br>Payment made on July 13, 2016 | (1,026) |
| SIPC-7 general assessment<br>Payment made on January 9, 2017 | (436) |
| **Total assessment balance (overpayment carried forward)** | $ 0 |